August 8, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: ALPS Variable Investment Trust (the "Trust")
        File No. 811-21987
        Investment Company Act of 1940 – Rule 17g-1(g)

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, attached hereto is a copy of the financial institution bond (the "Bond") in favor of the Trust, and resolutions relating to the Bond.

The term of the Bond is April 30, 2016 through April 30, 2017, and the premium for the Bond has been paid through April 30, 2017.

Please contact me at (303) 623-2577 if you have any questions.

Sincerely,

/s/ JoEllen L. Legg
JoEllen L. Legg
Secretary
ALPS Variable Investment Trust

Attachments

ARTHUR J. GALLAGHER RISK MANAGEMENT SERVICES, INC.
ATTN: ANDREW NISHIMURA
300 S. RIVERSIDE #1900
CHICAGO, IL 60606

INSURED: ALPS VARIABLE INVESTMENT TRUST

PRODUCT: **DFIBond**

POLICY NO: 82002076

TRANSACTION: RENL

Chubb Group of Insurance Companies		**DECLARATIONS**
		FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059		**COMPANY ASSET PROTECTION BOND**

NAME OF ASSURED (including its **Subsidiaries**):

Bond Number: 82002076

ALPS VARIABLE INVESTMENT TRUST
1290 BROADWAY SUITE 1100

DENVER, COLO 80203

FEDERAL INSURANCE COMPANY
Incorporated under the laws of Indiana
a stock insurance company herein called the COMPANY

Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD: from 12:01 a.m. on April 30, 2016
to 12:01 a.m. on April 30, 2017

ITEM 2. LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.**

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 1,250,000	$ 10,000
2. On Premises	$ 1,250,000	$ 10,000
3. In Transit	$ 1,250,000	$ 10,000
4. Forgery or Alteration	$ 1,250,000	$ 10,000
5. Extended Forgery	$ 1,250,000	$ 10,000
6. Counterfeit Money	$ 1,250,000	$ 10,000
7. Threats to Person	$ n/a	$ n/a
8. Computer System	$ 1,250,000	$ 10,000
9. Voice Initiated Funds Transfer Instruction	$ 1,250,000	$ 10,000
10. Uncollectible Items of Deposit	$ 1,250,000	$ 10,000
11. Audit Expense	$ 1,250,000	$ 10,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

1-9

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary

President

Countersigned by _____ June 13, 2016 _____

Authorized Representative

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
Insuring Company:

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ **-0-.**

If you have any questions about this notice, please contact your agent or broker.

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

FEDERAL INSURANCE COMPANY

Endorsement No: 1

Bond Number: 82002076

NAME OF ASSURED: ALPS VARIABLE INVESTMENT TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

- **Financial Investors Variable Insurance Trust**
- **Ibbotson Conservative ETF Asset Allocation Portfolio**
- **Ibbotson Income and Growth ETF Asset Allocation Portfolio**
- **Ibbotson Balanced ETF Asset Allocation Portfolio**
- **Ibbotson Growth ETF Asset Allocation Portfolio**
- **Ibbotson Aggressive Growth ETF Asset Allocation Portfolio**
- **ALPS/ALERIAN Energy Infrastructure Portfolio**
- **ALPS/STADION Private Equity Portfolio**
- **ALPS/STADION Tactical Defense Portfolio**
- **ALPS/STADION Tactical Growth Portfolio**

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 13, 2016   By _____
                                              Authorized Representative

Effective date of
this endorsement/rider: April 30, 2016   **FEDERAL INSURANCE COMPANY**

Endorsement/Rider No.   2

To be attached to and
form a part of Bond No.   82002076

Issued to: ALPS VARIABLE INVESTMENT TRUST

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.   The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.   The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured **Investment Companies** and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

NAME OF ASSURED: ALPS VARIABLE INVESTMENT TRUST

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding to Section 13., Termination, the following:

"Termination By The Company

Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

1. Nonpayment of premium;

2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

8. Such other reasons that are approved by the Commissioner;

9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

10. Substantial breaches of contractual duties, conditions or warranties; or

11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

Such notice shall contain all of the following:

a.   Bond Number:

b.   Date of Notice;

c.   Reason for Cancellation;

d.   Expiration Date of the Bond;

e.   Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 13, 2016   By _____
                                            Authorized Representative

Effective date of
this endorsement/rider: April 30, 2016

FEDERAL INSURANCE COMPANY

Endorsement/Rider No. 4

To be attached to and
form a part of Policy No. 82002076

Issued to: ALPS VARIABLE INVESTMENT TRUST

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No. 5

Bond Number: 82002076

NAME OF ASSURED: ALPS VARIABLE INVESTMENT TRUST

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. **There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company**.

INSURING CLAUSE	SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1. Employee	$ 1,250,000	$ 10,000
2. On Premises	$ 1,250,000	$ 10,000
3. In Transit	$ 1,250,000	$ 10,000
4. Forgery or Alteration	$ 1,250,000	$ 10,000
5. Extended Forgery	$ 1,250,000	$ 10,000
6. Counterfeit Money	$ 1,250,000	$ 10,000
7. Threats to Person	$ No Coverage	$ N/A
8. Computer System	$ 1,250,000	$ 10,000
9. Voice Initiated Funds Transfer Instruction	$ 1,250,000	$ 10,000
10. Uncollectible Items of Deposit	$ 1,250,000	$ 10,000
11. Audit Expense	$ 1,250,000	$ 10,000
12. Telefacsimile Instruction Fraud	$ 1,250,000	$ 10,000
13. Unauthorized Signature	$ 1,250,000	$ 10,000

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 13, 2016   By _____
                                                                            Authorized Representative

Endorsement No.: 6

Bond Number: 82002076

NAME OF ASSURED: ALPS VARIABLE INVESTMENT TRUST

_____

TELEFACSIMILE INSTRUCTION FRAUD ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.   By adding the following INSURING CLAUSE:

   12.   Telefacsimile Instruction

   Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or other **Property** or established any credit, debited any account or given any value on the faith of any fraudulent instructions sent by a **Customer**, financial institution or another office of the ASSURED by **Telefacsimile** directly to the ASSURED authorizing or acknowledging the transfer, payment or delivery of funds or **Property** or the establishment of a credit or the debiting of an account or the giving of value by the ASSURED where such **Telefacsimile** instructions:

   a.   bear a valid test key exchanged between the ASSURED and a **Customer** or another financial institution with authority to use such test key for **Telefacsimile** instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement, and

   b.   fraudulently purport to have been sent by such **Customer** or financial institution when such **Telefacsimile** instructions were transmitted without the knowledge or consent of such **Customer** or financial institution by a person other than such **Customer** or financial institution and which bear a **Forgery** of a signature, provided that the **Telefacsimile** instruction was verified by a direct call back to an employee of the financial institution, or a person thought by the ASSURED to be the **Customer**, or an employee of another financial institution.

2.   By deleting from Section 1., Definitions, the definition of **Customer** in its entirety, and substituting the following:

   d.   **Customer** means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instruction** or **Telefacsimile** Instruction.

3.   By adding to Section 1., Definitions, the following:

r.   **Telefacsimile** means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the ASSURED for the purpose of reproducing a copy of said document.   **Telefacsimile** does not mean electronic communication sent by Telex or similar means of communication, or through an electronic communication system or through an automated clearing house.

4.   By adding to Section 3., Specific Exclusions Applicable to All Insuring Clauses Except Insuring Clause 1. the following:

j.   loss resulting directly or indirectly from **Telefacsimile** instructions provided, however, this exclusion shall not apply to this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 13, 2016   By _____
                                                                        Authorized Representative

NAME OF ASSURED: ALPS VARIABLE INVESTMENT TRUST

AMENDING VOICE INITIATED FUNDS TRANSFER INSTRUCTION ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.　By deleting INSURING CLAUSE 9. in its entirety and substituting the following:

　9.　Voice Initiated Funds Transfer Instruction

　Loss resulting directly from the ASSURED having transferred any funds on the faith of any **Voice Initiated Funds Transfer Instruction** made by a person purporting to be:

　a.　a **Customer**, or

　b.　an authorized representative of the **Customer**, or

　c.　an **Employee** who was authorized by the ASSURED to instruct other **Employees** to transfer funds,

　provided, however, such instructions were received by an **Employee** specifically designated to receive and act upon such instructions, and such acts were committed by said person for the purpose of making an improper personal financial gain for such person or any other person.

　The following conditions are precedent to coverage under this INSURING CLAUSE:

　a.　The ASSURED will record all **Voice Initiated Funds Transfer Instruction**. The ASSURED, however, shall not be deprived of coverage under this INSURING CLAUSE if at the time of filing proof of loss, as set forth in Section 7. of this Bond, the ASSURED is unable to produce such electronic recordings solely because of failure of the electronic recording equipment to audibly record such instructions.

　b.　The ASSURED shall verify all **Voice Initiated Funds Transfer Instruction** in excess of the DEDUCTIBLE AMOUNT stated in ITEM 3.9. of the DECLARATIONS by a direct electronically recorded call back to the **Customer** when such instructions:

　　(1)　involve a request to transfer funds to other than the **Customer's** account,

　　(2)　are non-repetitive, or

　　(3)　are not in accordance with the parameters contained in the written voice initiated funds transfer agreement between the ASSURED and the **Customer**.

2.   By deleting in its entirety from Section 1., Definitions, the definition of **Customer** and **Voice Initiated Funds Transfer Instruction** and substituting the following:

s.   **Customer** means any corporation, partnership, proprietor, trust or individual having an account with the ASSURED and which has a written agreement with the ASSURED for **Voice Initiated Funds Transfer Instructions**.

t.   **Voice Initiated Funds Transfer Instruction** means those oral instructions authorizing the transfer of funds in a **Customer's** account to a financial institution for credit to accounts designated by the **Customer**:

(1)   made over the telephone;

(2)   directed to those **Employees** specifically authorized by the ASSURED to receive such instructions by telephone at the ASSURED's offices;

(3)   which were electronically recorded.

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 13, 2016   By _____
                                                                                    Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 8

Bond Number: 82002076

NAME OF ASSURED: ALPS VARIABLE INVESTMENT TRUST

UNAUTHORIZED SIGNATURE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1. By adding the following INSURING CLAUSE:

    13. Unauthorized Signature

    Loss resulting directly from the ASSURED having accepted, paid or cashed any check or **Withdrawal Order** made or drawn on or against the account of the ASSURED'S customer which bears the signature or endorsement of one other than a person whose name and signature is on file with the ASSURED as a signatory on such account.

    It shall be a condition precedent to the ASSURED'S right of recovery under this INSURING CLAUSE that the ASSURED shall have on file signatures of all the persons who are signatories on such account.

2. By adding to Section 1., Definitions, the following:

    u. **Instruction** means a written order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge or release from pledge of the specified **Uncertificated Security** be registered.

    v. **Uncertificated Security** means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

    (1) not represented by an instrument and the transfer of which is registered on books maintained for that purpose by or on behalf of the issuer, and

    (2) of a type commonly dealt in on securities exchanges or markets, and

    (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

w. **Withdrawal Order** means a non-negotiable instrument, other than an **Instruction**, signed by a customer of the ASSURED authorizing the ASSURED to debit the customer's account in the amount of funds stated therein.

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 13, 2016   By _____
                                                                        Authorized Representative

Effective date of
this endorsement/rider: April 30, 2016   **FEDERAL INSURANCE COMPANY**

Endorsement/Rider No. 9

To be attached to and
form a part of Bond No.   82002076

Issued to: ALPS VARIABLE INVESTMENT TRUST

AMENDED NOTICE ENDORSEMENT

It is agreed Section 7., Notice to Company-Proof-Legal Proceedings Against Company, is amended by deleting in its entirety paragraph a. and substituting the following:

a.   The ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed ninety (90) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.:   10

Bond Number: 82002076

NAME OF ASSURED: ALPS VARIABLE INVESTMENT TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 1 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 14, 2016   By _____
                                                                              Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 11

Bond Number: 82002076

NAME OF ASSURED: ALPS VARIABLE INVESTMENT TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

- **Financial Investors Variable Insurance Trust**
- **Ibbotson Conservative ETF Asset Allocation Portfolio**
- **Ibbotson Income and Growth ETF Asset Allocation Portfolio**
- **Ibbotson Balanced ETF Asset Allocation Portfolio**
- **Ibbotson Growth ETF Asset Allocation Portfolio**
- **Ibbotson Aggressive Growth ETF Asset Allocation Portfolio**
- **ALPS/ALERIAN Energy Infrastructure Portfolio**
- **ALPS/RED ROCKS Listed Private Equity Portfolio**
- **ALPS/STADION Tactical Defense Portfolio**
- **ALPS/STADION Tactical Growth Portfolio**

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 14, 2016   By _____
                                             Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.: 12

Bond Number: 82002076

NAME OF ASSURED: ALPS VARIABLE INVESTMENT TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 11 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 28, 2016   By _____
                                                              Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No: 13

Bond Number: 82002076

NAME OF ASSURED: ALPS VARIABLE INVESTMENT TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

- **ALPS Variable Investment Trust**
- **Morningstar Conservative ETF Asset Allocation Portfolio**
- **Morningstar Income and Growth ETF Asset Allocation Portfolio**
- **Morningstar Balanced ETF Asset Allocation Portfolio**
- **Morningstar Growth ETF Asset Allocation Portfolio**
- **Morningstar Aggressive Growth ETF Asset Allocation Portfolio**
- **ALPS/ALERIAN Energy Infrastructure Portfolio**
- **ALPS/RED ROCKS Listed Private Equity Portfolio**
- **ALPS/STADION Tactical Defense Portfolio**
- **ALPS/STADION Tactical Growth Portfolio**

This Endorsement applies to loss discovered after 12:01 a.m. on April 30, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 28, 2016   By _____
                                              Authorized Representative

ALPS Variable Investment Trust – Approval of Fidelity Bond

March 7, 2016

WHEREAS, at the Meeting, the Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust, authorized the appropriate officers of the Trust to negotiate the renewal of the fidelity bond coverage and authorized the Trust to obtain such coverage through April 30, 2017.

NOW, THEREFORE, BE IT:

RESOLVED, that the fidelity bond (the "Bond") written by Chubb Group of Insurance Companies in the aggregate amount of $1,250,000 be, and the same hereby is, approved and ratified after consideration of all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the Trust to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of the Trust's assets and the nature of the securities in the Trust's funds; and

FURTHER RESOLVED, that the Secretary of the Trust be, and is hereby designated as the officer responsible for making the necessary filings and giving the notices with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.